UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

THE KEYW HOLDING CORPORATION
(Name of Subject Company (Issuer) And Filing Person (Offeror))

Options to Purchase Common Stock, $0.001 par value

(Title of Class of Securities)

493723100

(CUSIP Number of Class of Securities’ Underlying Common Stock)

William J. Weber President and Chief Executive Officer The KEYW Holding Corporation 7740 Milestone Parkway, Suite 400 Hanover, MD 21076 (443) 733-1600

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Jonathan F. Wolcott, Esq. Holland & Knight LLP 1600 Tysons Boulevard, Suite 700 McLean, VA 22102 (703)-720-8600	Philip Luci, Jr., Esq. General Counsel The KEYW Holding Corporation 7740 Milestone Parkway, Suite 400 Hanover, Maryland 21076

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
Not applicable	Not applicable

* A filing fee is not required with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.
Form or Registration No.: Not applicable.	Date Filed: Not applicable.

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

On May 18, 2016, the shareholders of The KEYW Holding Corporation (the “Company”) approved a proposal to permit a one-time stock option exchange program as described therein (the “Exchange Program”).

On June 13, 2016, the Company made available to all employees the information included in Exhibit 99.1 regarding the Exchange Program. The information made available does not constitute an offer to holders of eligible options to exchange such options.

The Exchange Program has not yet commenced and will only be made pursuant to the terms and conditions set forth in the Tender Offer Statement on Schedule TO, including the Offer to Exchange, and other related materials filed with the Securities and Exchange Commission and sent to eligible employees. At the time the Exchange Program begins, if at all, the Company will provide option holders who are eligible to participate in the Exchange Program with written materials explaining the terms and timing of the Exchange Program. Persons who are eligible to participate in the Exchange Program should read these written materials carefully when they become available because they will contain important information about the Exchange Program. The Company will also file these written materials with the Securities and Exchange Commission as part of a Tender Offer Statement upon commencement of the Exchange Program. The Company’s shareholders and eligible option holders will be able to obtain these written materials and other documents filed by the Company with the Securities and Exchange Commission free of charge at www.sec.gov. In addition, the Company’s shareholders and eligible option holders may obtain free copies of the tender offer documents, when available, by contacting the Company’s Corporate Secretary at The KEYW Holding Corporation, 7740 Milestone Parkway, Suite 400, Hanover, Maryland 21076, (443) 733-1600 or at the Company’s website: http://investors.keywcorp.com.

Item 12.	Exhibits.

Exhibit No.	Document Description
99.1	Form of Email from William J. Weber, the Company’s President and Chief Executive Officer, dated June 13, 2016, to employees of the Company announcing the Exchange Program.

INDEX OF EXHIBITS

Exhibit No.	Document Description
99.1	Form of Email from William J. Weber, the Company’s President and Chief Executive Officer, dated June 13, 2016, to employees of the Company announcing the Exchange Program.